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The Queen's Head

Gay Bar

19 SW 2nd Ave
Portland, OR 97204
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
The Queen's Head is seeking investment to expand our offerings, purchase new equipment and do some renov Generating RevenueRenovating Location
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OUR MISSION

Our Mission at The Queen's Head is twofold: First and foremost we seek to be the premier venue for queer ent and beyond. Secondly, we seek to be a gathering place, community builder and safe space for the LGBTQ + pop Washington

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OUR STORY

The Queen's Head sprang of the desire to create a new space for LGBTQ+ Portlander's to gather, celebrate com all stripes

Here's how we plan to use your investment to grow our business:

Upgrading our kitchen and replacing broken equipment to serve more dishes
Renovating our interior to improve sight-lines and lighting to improve space utilisation
Upgrading our sound equipment and stage lighting
Buying new patio furniture and enclosing our front patio to add approximately 40 new seats outdoors
Adding an Espresso Machine and coffee bar set-up for brunches and weekdays
Hiring additional staff to expand our operations during the day
Refinancing high interest debt
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THE TEAM
Daniel Bund
Prime Minister

Born in Portland and raised on a farm in east Multnomah County, Daniel has 16 Years of experience in the bar a
in New York City, Boston, Cape Cod, and now, back home in Portland. He holds a BFA in Dramatic Writing fror
an MBA from Cass Business school in London, UK. As a Drag performer he has performed in front of over fifty
a 15 year career. He formerly served as the Head Coach of the Portland Lumberjacks rugby club. He lives in Se

Antha Hansen
Minister of Operations and Flavour

A creative in many disciplines, Chef Antha brings culinary and management experience, with the artistic chops
and producers in the space. They opened their first restaurant, Sauced Taqueria & Fries while attending the Un
inCommunity Organizing and Activist Arts, and spent the years after continuing training in Global South cuisine
consulting.

Serving the Queens Head as Minister of Operations and Flavor, they hope to cultivate an accessible, inclusive,
the stage where patrons feel both challenged and welcomed-the culmination of years focusing on experiential
They couldn't be happier to be a Queer culture keeper at the Queen's Head.

Rin Kelly
Minister of Libations

Realy crew

2:57 PM (23 minutes ago)

to me

Rin Kelley moved to Portland in the summer of 2020 from northern California to start a new chapter of their lif
music but most importantly cocktails and spirits. In the past Rin has worked in Craft-cocktails for around 8 Yea
ingredients and lighting drinks on fire

Target Raise

Maximum Raise

Kitchen Equipment and renovations $6,000

Mainvest Compensation $3,000

Interior Renovations $3,000

Lighting upgrade $2,000

Patio setup and furniture $5,000

Stage enhancements (lighting, curtains) $2,000

Sound Equipment $3,000

Refinancing debt $12,000

Additional Staff and working capital $9,000

Espresso machine and coffee bar setup $5,000

Total $50,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $523,300 $627,960 $671,917 $705,513 $733,734

Cost of Goods Sold $120,300 $144,360 $154,465 $162,188 $168,675

Gross Profit $403,000 $483,600 $517,452 $543,325 $565,059

EXPENSES

Rent $72,000 $73,800 $75,645 $77,536 $79,474

Utilities $7,200 $7,380 $7,564 $7,753 $7,946

Salaries $132,000 $158,400 $169,487 $177,961 $185,079

Insurance $29,000 $29,725 $30,468 $31,229 $32,009

Equipment Lease $2,160 $2,214 $2,269 $2,325 $2,383

Repairs & Maintenance $12,000 $12,300 $12,607 $12,922 $13,245

Legal & Professional Fees $1,000 $1,025 $1,050 $1,076 $1,102

non salary wages $109,500 $112,237 $115,042 $117,918 $120,865

Operating Profit $38,140 $86,519 $103,320 $114,605 $122,956

This information is provided by The Queen's Head. Mainvest never predicts or projects performance, and has r forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends April 29th, 2022

Summary of Terms

Expanded to 6 days of operation a week in January 2022

Hosted an average of 12 scheduled events per week beginning in February 2022

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

The Queen's Head forecasts the following milestones:

Expand of 7 days a week of operations by March 2022

Hire for the following positions by May, 2022: Part time Security Guard (x2), part time barback (x1), part time d

Open for daytime hours including brunches by May of 2022

Achieve $530,00 revenue per year by 2022.

Achieve $110,000 profit per year by 2023.

Other outstanding debt or equity

As of February 2022, The Queen's Head has debt of $12,800 outstanding. This debt is sourced primarily from E
any investment raised on Mainvest. In addition to the The Queen's Head's outstanding debt and the debt raisec
may require additional funds from alternate sources at a later date.

Financial liquidity

The Queen's Head has a moderate liquidity position due to its medium, cash reserves as compared to debt and
expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the I

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you
Note is not like that at all. The ability of The Queen's Head to make the payments you expect, and ultimately to
on a number of factors, including many beyond our control.

Limited Services

The Queen's Head operates with a very limited scope, offering only particular services to potential clients, mak

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Queen's Head and the key persons will have no control. Changes in assumptions or their underlying facts could
the extent that the assumed events do not occur, the outcome may vary significantly from the projected outco
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The C
entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors,
investment for its full term.

The Company Might Need More Capital

The Queen's Head might need to raise more capital in the future to fund/expand operations, buy property and
market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is n
will be available when needed, or that it will be available on terms that are not adverse to your interests as an i
to obtain additional funding when needed, it could be forced to delay its business plan or even cease operation

Changes in Economic Conditions Could Hurt The Queen's Head

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and
factors are unpredictable and could negatively affect The Queen's Head's financial performance or ability to cc
Queen's Head ceases operations due to the foregoing factors, it can not guarantee that it will be able to resum
the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Quee
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds c
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

successful as possible. However, your interests might be in conflict in other important areas, including these: Y
act conservative to make sure they are best equipped to repay the Note obligations, while The Queen's Head r
invest in the business. You would like to keep the compensation of managers low, while managers want to mak

Future Investors Might Have Superior Rights

If The Queen's Head needs more capital in the future and takes on additional debt or other sources of financing
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributio
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchang
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Queen's Head or management), which is responsible for monitoring The Queen's Head's compliance with the l
required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Queen's Hea
than your initial expectations.

You Do Have a Downside

Conversely, if The Queen's Head fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Queen's Head, and the revenue of The Queen's Head
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And beca
so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of The Queen's Head to banks, commercial finance lender
institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC a
ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll b

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